April 3, 2001


Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C.  20549

Attn:  Todd Schiffman, Assistant Director

Re:    Harbour Entertainment, Inc.
       Withdrawal of Form SB-2 filed on October 2, 2000 (File No. 333-35932)

Gentlemen:

     Harbour Entertainment, Inc. hereby requests, under Rule 477(a) of the Securities Act of 1933, as amended, withdrawal of the above-referenced registration statement due to the fact that the minimum amount of securities was not sold. No securities were sold in connection with the offering.

     Please notify us as soon as possible of the Commission's approval of this request.

                                      Very truly yours,

                                      HARBOUR ENTERTAINMENT, INC.

                                      /s/ Marlowe Walker
                                      Marlowe Walker
                                      President